                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          Home Security International
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   437333107
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                                 (CUSIP Number)

                                   Arthur Don
                          111 E. Wacker Dr., Ste. 2800
                               Chicago, IL 60601
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 26, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box /X/.

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                                                         ---------------------
                                                           Page 2 of 7 Pages
                                                         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HIH Insurance Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,730,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,730,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,730,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                                         ---------------------
                                                           Page 3 of 7 Pages
                                                         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FAI Insurances Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,730,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                                         ---------------------
                                                           Page 4 of 7 Pages
                                                         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FAI Home Security Holdings Pty Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,730,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                                           ---------------------
                                                             Page 5 of 7 Pages
                                                           ---------------------

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.01 per share, of Home Security International, Inc. ("HSI"), which has its principal executive offices at Level 7, 77 Pacific Highway, North Sydney, NSW 2060, Australia.

Item 2.   Identity and Background.

          This statement is being filed jointly by HIH Insurance Limited ("HIH"), FAI Insurances Limited ("FAI Insurances") and FAI Home Security Holdings Pty Limited ("FAI Home Security"). FAI Home Security is the wholly-owned subsidiary of FAI Insurances and FAI Insurances is the wholly-owned subsidiary of HIH. All three companies are organized under the laws of Australia.

          HIH conducts its principal business and maintains its principal office at Level 42 AMP Centre, 50 Bridge Street, Sydney, NSW 2000, Australia. FAI Insurances conducts its principal business and maintains its principal office at Level 42 AMP Centre, 50 Bridge Street, Sydney, NSW 2000, Australia. FAI Home Security conducts its principal business and maintains its principal office at Level 42 AMP Centre, 50 Bridge Street, Sydney, NSW 2000, Australia. Insurance is the principal business of both HIH and FAI Insurances. Sales, installations and monitoring of home security devices is the principal business of FAI Home Security.

          Exhibit 1 to this Statement contains the name, business address, present principal occupations and citizenship of each of the directors and executive officers of HIH, FAI Insurances and FAI Home Security and this information is incorporated herein by reference.

          During the last five years, neither HIH, FAI Insurances, FAI Home Security, nor to the best of its knowledge, any of the persons listed on Exhibit 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The shares acquired by HIH, FAI Insurances and FAI Home Security on October 26, 1999, were acquired through an open market purchase by FAI Home Security of 580,000 shares of common stock, $.001 par value, of Home Security International, Inc. ("HSI"), for $1,171,600, or approximately $2.02 per share. FAI Home Security used money from its working capital to purchase the HSI shares. Prior to the October 26, 1999 purchase, HIH, FAI Insurances and FAI home security owned 2,150,000 shares of HSI which were retained when HSI, a former subsidiary of FAI Home Security, was spun off as a separate company from HIH, FAI Insurances and FAI Home Security.

Item 4.   Purpose of the Transaction.

          The HSI common stock owned by HIH, FAI Insurances and FAI Home Security was acquired for investment purposes. Currently, neither HIH, FAI Insurances, nor FAI Home Security has plans or proposals which relate to (a) -
(f) of this Item 4 regarding an intention to alter the business or corporate structure of HSI.

                                 SCHEDULE 13D
                                                           ---------------------
                                                             Page 6 of 7 Pages
                                                           ---------------------

Item 5.   Interest in the Securities of the Issuer.

          On October 26, 1999, FAI Home Security completed an open market purchase of 580,000 shares of common stock, $.001 par value, of HSI. The aggregate consideration for such purchase was $1,171,600, or approximately $2.02 per share. As a result of the purchase, HIH, FAI Insurances and FAI Home Security own approximately 2,730,000 shares of HSI common stock, constituting approximately 46.8% of the issued and outstanding shares of HSI common stock. HIH, through its wholly-owned subsidiaries FAI Insurances and FAI Home Security, has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

          FAI Insurances, FAI Home Security and HSI entered into a Shareholders Rights Agreement which was filed with the SEC on February 9, 1999, as Exhibit
10.22 to HSI's Pre-Effective Amendment No. 1 to Form S-1, registration number 333-59421, and said Shareholders Rights Agreement is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          The following exhibits are filed herewith:
               Exhibit 99.1 -  A.  Directors and Executive Officers of HIH.
                               B.  Directors and Executive Officers of FAI
                                   Insurance.
                               C. Directors and Executive Officers of FAI Home Security.

                                 SCHEDULE 13D
                                                           ---------------------
                                                             Page 7 of 7 Pages
                                                           ---------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1999        HIH Insurance Limited.



                               By:     /s/ Terence Kevin Cassidy
                                   ------------------------------------
                                       Terence Kevin Cassidy
                               Its: Executive Director



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1999        FAI Insurances Limited.



                               By:     /s/ Terence Kevin Cassidy
                                   ------------------------------------
                                       Terence Kevin Cassidy
                               Its: Executive Director



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1999        FAI Home Security Holdings Pty Limited


                               By:     /s/ Terence Kevin Cassidy
                                   ------------------------------------
                                       Terence Kevin Cassidy
                               Its: Executive Director